UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated May 27, 2016.	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

RELEVANT EVENT

Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (the “Company”) hereby informs that:

I.                                        The Ordinary General Shareholders’ Meeting held on today’s date, on second call, has passed all the proposals submitted to the shareholders’ approval. The complete text of the proposals is attached hereto as Annex 1 and may also be viewed on the Company’s website (www.grifols.com).

In this connection, the Ordinary General Shareholders’ Meeting has passed under the first item of its agenda the distribution of a preferred dividend, mandatory pursuant to the provisions of article 6 Bis.2 of the Company’s Articles of Association, equal to Euro 0.01 per every Class B Share in circulation entitled to receive it, that will be paid on 7 June 2016. Attached hereto, as Annex 2 is the notice regarding the payment of the preferred dividend.

Also, the Ordinary General Shareholders’ Meeting has passed the distribution of EUR 90,628,347 in concept of ordinary dividend against the results of the fiscal year ended as of 31 December 2015 that will be paid next 7 June 2016, in the terms resulting from the notice attached hereto as Annex 3.

II.                                   The Board of Directors, at its meeting held on today’s date, has approved:

(i)                                     the corporate social responsibility policy and the policy for communication and contact with shareholders, institutional investors and proxy advisors, both which will be available for consultation at the Company’s website (www.grifols.com);

(ii)                                  following the proposal of the Appointments and Remunerations Committee, the change of category of the board member Mr. Raimon Grifols Roura from “proprietary director” to “executive director” with effects as from 1 July 2016, when his senior management employment contract with the Company will enter into force;

(iii)                               accept the resignation of Mr. Raimon Grifols Roura as Vice secretary of the Board of Directors and the appointment of Mr. Tomás Dagá Gelabert as new Vice secretary;

(iv)                              the reelection of Mr. Steven F. Mayer as member of the Audit Committee; the reelection of Mr. Luís Isasi Fernández de Bobadilla as member of the Appointments and Remunerations Committee; the resignation of Mr. Raimon Grifols Roura as member of the Appointments and Remunerations Committee and the appointment of Mr. Tomás Dagá Gelabert as new member of such

Grifols, S.A. - NIF A-58389123 - Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a committee, resulting the current composition of both committees as results from in Annex 4 to this notice.

It is expressly recorded that, from his reelection as board member of the Company, approved at the General Shareholders’ Meeting held on today’s date, the director Mr. Steven F. Mayer has the condition of independent director given that, following the proposal of the Appointments and Remunerations Committee, the Company’s Board of Directors meeting held on 1 April 2016 unanimously approved that, for the case he was reelected as board member in the Ordinary General Shareholders’ Meeting, his category going forward would be “Independent”. In accordance with mentioned proposal of the Appointments and Remunerations Committee, the circumstances that obstructed his appointment as independent director at the time of his appointment in 2011 are no longer of application.

In Barcelona, on 27 May 2016

Núria Martín Barnés
Secretary to the Board of Directors

ANNEX 1

GRIFOLS, S.A.

PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL SHAREHOLDERS’ MEETING

(26 / 27 May 2016)

First.                                                                  Review and approval, as the case may be, of the individual annual accounts and management report, as well as the proposal for allocation of results relating to the fiscal year ended December 31, 2015, and approval of a preferred dividend corresponding to Class B shares.

A.            To approve the Company’s individual annual accounts, which are composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the individual management report, relating to the fiscal year ended December 31, 2015, which show a profit of EUR 241,755,884.

The Company’s individual annual accounts correspond to the audited accounts and will be deposited with the Commercial Registry.

B.            In accordance with the submitted annual accounts, to approve the following allocation of results

To voluntary reserve	EUR	28.897.926
Dividends	EUR	212.857.958
TOTAL	EUR	241.755.884

From the dividend entry, EUR 119,615,359 were distributed to the shareholders on December 10, 2015 as interim dividend on account of fiscal year 2015 results, by virtue of the resolution passed by the Board of Directors on October 23, 2015. The amount pending to be distributed in concept of dividends amounts to EUR 90,628,347, which will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from June 7, 2016.

Likewise, the mandatory preferred dividend corresponding to Class B shares will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from June 7, 2016.

Second.                                                     Review and approval, as the case may be, of the consolidated annual accounts and management report relating to the fiscal year ended December 31, 2015.

To approve the consolidated annual accounts of the Group, which are composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the management report of the Group, relating to the fiscal year ended December 31, 2015. The consolidated annual accounts correspond with the audited accounts and will be deposited with the Commercial Registry.

Third.                                                            Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended 31 December 2015.

To approve the management of the Board of Directors, at both Company and Group level, throughout the fiscal year ended December 31, 2015.

Fourth.                                                      Re-election of auditors of the individual accounts.

To re-elect, as auditors of the Company’s individual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, n° 95, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2016. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended December 31, 2016.

Fifth.                                                                 Re-election of auditors of the consolidated annual accounts.

To re-elect, as auditors of the Company’s consolidated annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, n° 95, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2016. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended December 31, 2016.

Sixth.                                                                Resignation, dismissal, re-election and/or appointment, as the case may be, of Directors. Modification, if applicable, of the number of members of the Board of Directors:

6.1.-            Appointment of Mr. Víctor Grifols Deu as a member of the Board of Directors.

To appoint, prior report of the Appointments and Remuneration Committee, Mr. Víctor Grifols Deu as director of the Company for a term of four (4) years.

It is expressly stated that, according to said report of the Committee, Mr. Víctor Grifols Deu will be considered an “executive director”. In order to approve this resolution, the shareholders shall be provided with this proposal, with the Board of Directors’ report and with the mentioned report prepared by the Appointments and Remuneration Committee, in compliance with the Companies Act (Ley de Sociedades de Capital).

6.2.-            Re-election of Mr. Luis Isasi Fernández de Bobadilla as a member of the Board of Directors.

To re-elect, prior proposal of the Appointments and Remuneration Committee, Mr. Luis Isasi Fernández de Bobadilla as director of the Company for a term of four (4) years.

It is expressly stated that, according to said proposal of the Committee, Mr. Isasi will continue to be considered an “independent director”.

In order to approve this resolution, the shareholders shall be provided with this proposal and with the Board of Directors’ report, in compliance with the Companies Act (Ley de Sociedades de Capital).

6.3.-            Re-election of Mr. Steven F. Mayer as a member of the Board of Directors.

To re-elect, prior proposal of the Appointments and Remuneration Committee, Mr. Steven F. Mayer as director of the Company for a term of four (4) years.

It is expressly stated that, according to said proposal of the Committee, Mr. Mayer will be considered an “independent director”.

In order to approve this resolution, the shareholders shall be provided with this proposal and with the Board of Directors’ report, in compliance with the Companies Act (Ley de Sociedades de Capital).

6.4.-            Re-election of Mr. Thomas Glanzmann as a member of the Board of Directors.

To re-elect, prior report of the Appointments and Remuneration Committee, Mr. Thomas Glanzmann as director of the Company for a term of four (4) years.

It is expressly stated that, according to said report of the Committee, Mr. Glanzmann will continue to be considered as an “other external” director.

In order to approve this resolution, the shareholders shall be provided with this proposal, with the Board of Directors’ report and with the mentioned report prepared by the Appointments and Remuneration Committee, in compliance with the Companies Act (Ley de Sociedades de Capital).

6.5.-            Increase in the number of members of the Board of Directors.

Before the re-elections and appointments referred to above, the Company’s Board of Directors was composed by twelve (12) members. As a result of the mentioned changes, it is proposed to increase the number of members of the Board of Directors to thirteen (13) members.

Seventh.                                                 Consultative vote on the Annual Remuneration Report.

Pursuant to the provisions of article 541.4 of the Companies Act (Ley de Sociedades de Capital), to submit the Annual Remuneration Report to a consultative vote of the General Shareholders’ Meeting.

It is hereby expressly recorded that, in accordance with the transitional provision of Act 31/2014, of 3 December, which modifies the Companies Act (Ley de Sociedades de Capital) in matters of corporate governance, since the General Shareholders’ Meeting held on 29 May 2015 on second call approved, on a consultative vote, the 2014 Annual Remuneration Report, it is understood that the remuneration policy of the directors contained therein has also been approved as per article 529 novodecies of the Companies Act.

Eighth.                                                       Delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to increase the Company’s share capital pursuant to the provisions of article 297.1.b) of the Companies Act (Ley de

Sociedades de Capital), within the legal term of five years as of the date of this General Shareholders’ Meeting up to a maximum amount equivalent to 50% of the Company’s share capital as of the date of this authorization, being enabled to carry out the increase at once or in several times. Pursuant to the provisions of article 506 of the Companies Act, delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to exclude the pre-emptive subscription rights in the relevant capital increases, up to the limit of 20% of the share capital. To revoke the resolution of delegation to the Board of directors of the authority to increase the Company’s share capital passed on 4 December 2012.

A.                        Delegation of the authority to increase the Company’s share capital

To delegate to the Board of Directors, with full power of substitution in any of its members, the authority to increase the Company’s share capital at once or in several times and at any given moment, within a maximum term of five (5) years as from the date of this General Meeting, and in an amount that in no case may exceed half of the Company’s share capital at the time of this authorization.

Pursuant to this authorization, the share capital increases will be carried out, if appropriate, by issuing and placing in circulation the new shares (whether of Class A and Class B, exclusively Class A or exclusively Class B), with or without share premium, with a consideration consisting in cash contributions.

As long as there are non-voting Class B shares in circulation, the capital increases will observe, when applicable, the provisions of the Company’s Articles of Association as regards the pre-emptive right of acquisition that may correspond in said capital increases.

Likewise, as long as Class B shares hold the redemption rights foreseen in paragraph 4 of article 6.bis of the Articles of Association, the nominal value of the Class B shares that may be issued in the execution of this delegation of authorities cannot exceed one fourth of the total amount of the share capital resulting from the capital increase resolution.

B.                        Information available to shareholders

This resolution has been passed after making available to the shareholders the proposal and Board of Directors’ report in compliance with the provisions of the Companies Act (Ley de Sociedades de Capital).

C.                        Application for the listing of the new shares

When appropriate, the Company will apply for the listing of the new issued shares on the Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia, as well as in the Spanish Automated Quotation System (SIBE / Continuous Market), and via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ) as well as the inclusion of the new shares in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

D.                        Delegation of powers to the Board of Directors

To delegate to the Board of Directors, with full power of substitution in any of its members, the authority to:

(a)                 set the terms and conditions of the capital increases and the characteristics of the shares in all aspects not foreseen by the General Meeting, as well as to freely offer the new unsubscribed shares within the term(s) of exercise of the pre-emptive right of subscription;

(b)                   establish that, in the event of an incomplete subscription, the share capital will be increased only in the amount of the subscriptions effectively carried out;

(c)                    redraft the articles of the Articles of Association related to share capital and number of shares;

(d)                   exclude, pursuant to the provisions of article 506 of the Companies Act, the pre-emptive right in the terms and conditions set forth therein and up to a maximum of 20% of the Company’s share capital;

(e)                    apply for, when appropriate, the listing of the shares issued pursuant to this authorization, as well as to carry out all the necessary actions and procedures and to file the documents that might be required before the competent bodies of the above-mentioned stock exchange markets, for admission to listing of the new shares issued as a consequence of the agreed capital increase; it is expressly put on record that Grifols agrees to be bound by already existing and future rules related to the Stock Exchange matters and, specially, as regards contracting, permanence and exclusion from official listing;

(f)                     request the inclusion of the new shares in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

E.                         Revocation of the previous delegation

Revoke all the terms and conditions of the resolution of delegation to the Board of Directors of the authority to increase the Company’s share capital pursuant to the provisions of article 297.1.b) of the Companies Act (Ley de Sociedades de Capital), as well as the authority to exclude the pre-emptive subscription rights in the relevant capital increases passed by the Extraordinary General Shareholders’ meeting of 4 December 2012.

Ninth.                                                              Granting of authorities to formalize and execute the resolutions passed by the General Meeting.

To empower all the members of the Board of Directors, as well as the Secretary and Vice Secretary non-members, so that any of them, indistinctively, may formalize in a public deed the resolutions passed at the General Shareholders’ Meeting, with the authorities to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and for the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization also comprises the granting of all kinds of public or private documents as may be deemed necessary for the execution, development and formalization of all resolutions passed at the General Shareholders’ Meeting, with no limitation.

[THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH VERSION OF THE PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL SHAREHOLDERS’ MEETING. IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL]

ANNEX 2

GRIFOLS, S.A.

PAYMENT OF MANDATORY PREFERRED DIVIDEND TO CLASS B SHARES

In accordance with the resolutions passed at the Ordinary General Shareholders’ Meeting held on second call on today’s date, a preferred dividend will be distributed to Class B Shares, as per the results of fiscal year ended 31 December 2015:

Payment date: 7 June 2016

Ex-date: 2 June 2016

Class B Shares ISIN code: ES0171996095

Share name: Grifols, S.A.

Number of Class B Shares: 261,425,110

Nominal value: 0.05.-€

Treasury shares: 3,936,753

Total dividend amount: 2,614,252.-€

Gross amount per unit (deducting the treasury shares): 0.01015289.-€

Tax withheld 19% per unit (**): 0.00192905.-€

Net amount per unit: 0.00822384.-€

(**) Applicable withholding rate, generally used, notwithstanding those cases in which the retention is not applied, based on the tax nature, situation or residency of the recipient, in accordance with the regulations in force on Personal Income Tax, Corporate Income Tax and Income Tax for non-residents.

The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities.

To that end, the payment agency appointed is BBVA.

In Barcelona, on 27 May 2016

Ms. Núria Martín Barnés
Secretary to the Board of Directors

ANNEX 3

GRIFOLS, S.A.

DIVIDEND PAYMENT

In accordance with the resolutions passed at the Ordinary General Shareholders’ Meeting held on second call on today’s date, an ordinary dividend of EUR 90,628,347 against the results of the fiscal year ended as of 31 December 2015 will be distributed:

Payment date: 7 June 2016

Ex-date: 2 June 2016

ISIN code:

•                  Class A Shares: ES0171996087

•                  Class B Shares: ES0171996095

Share name: Grifols, S.A.

Total number of Shares representing the share capital: 687,554,908

•                  Class A Shares: 426,129,798

•                  Class B Shares: 261,425,110

Nominal value:

•                  Class A Shares: 0.25.-€

•                  Class B Shares: 0.05.-€

Treasury shares:

•                  Class A Shares: 0

•                  Class B Shares: 3,936,753

Total dividend amount: 90,628,347.-€

Gross amount per unit (deducting the treasury shares): 0.13257159.-€

Tax withheld 19% per unit (**): 0.02518860.-€

Net amount per unit: 0.10738299.-€

(**) Applicable withholding rate, generally used, notwithstanding those cases in which the retention is not applied, based on the tax nature, situation or residency of the recipient, in accordance with the regulations in force on Personal Income Tax, Corporate Income Tax and Income Tax for non-residents.

The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities.

To that end, the payment agency appointed is BBVA.

In Barcelona, on 27 May 2016

Ms. Núria Martín Barnés
Secretary to the Board of Directors

ANNEX 4

GRIFOLS, S.A.

COMPOSITION OF THE AUDIT COMMITTEE AND THE APPOINTMENTS AND

REMUNERATIONS COMMITTEE

Audit Committee

Name	Position	Category
Belén Villalonga Morenés	Chairman	Independent
Carina Szpilka Lázaro	Member	Independent
Steven F. Mayer	Member	Independent
Tomás Dagá Gelabert	Secretary (non-member)	—

Appointments and Remunerations Committee

Name	Position	Category
Marla E. Salmon	Chairman	Independent
Luís Isasi Fernández de Bobadilla	Member	Independent
Tomás Dagá Gelabert	Member	Other External
Núria Martín Barnés	Secretary (non-member)	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 27, 2016